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                                                          Exhibit 99(a)(5)(viii)

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                                                                   PRESS RELEASE
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                              PERKINS PAPERS LTD.,     TELEPHONE :(450) 444-6400
                              CASCADES GROUP                 FAX :(450) 444-6455
                              77 MARIE-VICTORIN BLVD.
                              CANDIAC
                              (QUEBEC) CANADA

                              J5R 1C3

        PERKINS PAPERS LTD. COMPLETES TENDER OFFER FOR WYANT CORPORATION

CANDIAC (QUEBEC) NOVEMBER 14, 2000 -- Perkins Papers Ltd. (TSE, symbol: PKN) announced today that its tender offer to acquire all the outstanding shares of common stock of Wyant Corporation (NASDAQ Small Cap, symbol: WYNT) (the "Company") at a purchase price of $4.00 per share in cash expired at 12:00 midnight, New York City time, on November 13, 2000.

Approximately 2,212,641 shares, including approximately 811 shares tendered pursuant to guaranteed delivery procedures, of Wyant Corporation common stock have been validly tendered and accepted for payment, representing approximately 97.5% of the 2,270,617 shares of common stock issued and outstanding. Payment for those shares will be made promptly.

Perkins now plans to acquire the remaining outstanding shares of common stock of Wyant Corporation through a second-step short form merger. Inasmuch as Perkins will acquire more than 90% of the outstanding shares of common stock in the tender offer, Perkins will be able to effect the merger without the necessity of a vote of any Wyant stockholder.

The second-step merger will be consummated as soon as practicable. Shares not purchased in the tender offer (other than shares owned by stockholders, if any, who are entitled to and who properly exercise appraisal rights under New York law) will be converted, upon completion of the merger, into the right to receive $4.00 per share in cash. After the merger becomes effective, a Notice of Merger and Appraisal Rights and Information Circular and a Letter of Transmittal to be used for surrendering certificates in exchange for the cash payment will be sent to holders of record who did not tender their shares in the tender offer.

Perkins and Wyant entered into the merger agreement on August 30, 2000.

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Perkins Papers Ltd. is the second largest producer of tissue paper in Canada and the seventh largest in North America. Perkins operates six mills and converting plants, five of which are located in Quebec and one in North Carolina, with a workforce of 950 employees. Perkins's industrial infrastructure includes eight paper machines with a combined annual capacity of 262,000 short tonnes of tissue paper. The Corporation also operates 38 converting units. A large share of its production is converted into finished and semi-finished products such as bathroom tissue, household towels, facial tissue, napkins and hand towels. To complete its product lines, Perkins also produces folding cartons and kraft paper bags. The Company sells its products under its own brand names such as, Cascades(R), Satin Soft(R), Doucelle(R), Decor(R), North River(R), Perkins(R) and Horizon(R) as well as under private labels. Perkins trades on the Toronto Stock Exchange under the symbol PKN.


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FOR FURTHER INFORMATION:

Ms. Suzanne Blanchet                              Mr. Andre Belzile
President and Chief Executive Officer             Vice-President and CFO
Perkins Papers Ltd.                               Cascades Group
(450) 444-6400                                    (514) 282-2600
SBLANCHET@PERKINS.CA                              abelzile@cascades.com

WEB SITE:  www.perkins.ca